Exhibit 99.1

Reitar Announces Nasdaq Delisting Determination

HONG KONG, September 16, 2026 — Reitar Logtech Holdings Limited (Nasdaq: RITR, “Reitar” or the “Company”) today announced that, on September 10, 2026, it received a Staff Delisting Determination Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, because the closing bid price of its securities had remained at $0.10 or below for 10 consecutive trading days from August 25, 2026 to September 9, 2026, Nasdaq had determined to delist the Company’s securities from The Nasdaq Capital Market.

Trading in the Company’s securities will be suspended at the opening of business on September 17, 2026. Unless the Company timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq would file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the securities from listing and registration on The Nasdaq Stock Market in accordance with Nasdaq Listing Rule 5830.

The Company has submitted a hearing request form to the Nasdaq Hearings Department to appeal the delisting determination. The hearing request must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on September 17, 2026. A timely hearing will not stay the trading suspension of the securities. There can be no assurance that the Company’s hearing will be successful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Reitar Logtech Holdings Limited (Nasdaq: RITR)

Reitar Logtech Holdings Limited (Nasdaq: RITR) listed on Nasdaq in 2024, becoming a comprehensive solution provider in Asia centered on “Property-Logistics Technology” (PLT). The Company focuses on the full lifecycle management of logistics assets and technology-driven value creation, with an integrated platform encompassing investment development, operational management and intelligent upgrades. Reitar integrates intelligent warehousing systems, IoT devices and data analytics platforms to enhance operational efficiency and economic benefits for clients’ logistics assets, and to support more efficient allocation of resources across the logistics industry chain.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside

77 Hoi Bun Road, Kwun Tong

Kowloon, Hong Kong